UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A. (“Bradesco”) informs that its Board of Directors, complying with the recommendation of the Committee of Nomination and Succession of Bradesco Organization, appointed its Vice President, Rogério Pedro Câmara, to the position of Member of the Board of Directors, who no longer holds that position, replacing the Board Member Milton Matsumoto, who left the Organization after 67 years of relevant services rendered.

The new Board Member has a degree in Business Administration and has participated in several national and international executive programs.

He joined Bradesco in 1983, in the city of Santos. At the beginning of the 90th decade, he moved to the headquarters of Bradesco, working at the Global Internal Audit, where he remained for 18 years. From 2008 to 2012, he worked in the Organization and Methods area, as well as in the IT Governance area. In 2017, he was elected Executive Deputy Officer of the Company. In 2021, he was promoted to the position of Vice President, holding cumulative positions on the management bodies of several Bradesco´s subsidiaries, and also in Núclea, current name of CIP – Interbank Chamber of Payments.

The appointment of Mr. Rogério Câmara to the position of member of the Board of Directors complies with the provisions of the head of Article 150 of Law No. 6.404/76, and his investiture, for a term until the next Shareholders´ Meeting, will depend on the approval of the Central Bank of Brazil.

Bradesco´s Board of Directors welcomes its newest member, wishing him a successful and happy career in his new role, while expressing its permanent esteem and best wishes to Mr. Milton Matsumoto, thanking him for the diligence and commitment that have made his career so successful.

Cidade de Deus, Osasco, SP, September 19, 2024

André Costa Carvalho

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 19, 2024

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.